
10036097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-47523

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 2201
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Eckman (212) 798-6161 x2103
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co, LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mazen Jabban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Advisory, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mazen Jabban
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York
County of New York

Sworn to and subscribed before me on the 17th day of February, 2010

Notary Public's Signature
My Commission Expires March 20, 2010

SYLVIA JEDRZEJCZYK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JE6142571
Qualified In New York County
My Commission Expires March 20, 2010

# FOCUS ADVISORY, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION

## FOR THE YEARS ENDED
## DECEMBER 31, 2009 AND 2008

**FOCUS ADVISORY, LLC**

**CONTENTS**



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

**INDEPENDENT AUDITOR'S REPORT**

The Board of Directors
Focus Advisory, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying balance sheets of Focus Advisory, LLC, as of December 31, 2009 and 2008 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Advisory, LLC, as of December 31, 2009 and 2008, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 17, 2010

**FOCUS ADVISORY, LLC**

**BALANCE SHEETS**

**DECEMBER 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 175,461 | $ 153,909 |
| Due from affiliate | 671,449 | 747,277 |
| Prepaid expenses | 6,249 | 7,020 |
| Other receivables | 35,000 | - |
| **Total Current Assets** | 888,159 | 908,206 |
| **OTHER ASSETS** | | |
| Securities available for sale, at market | 5,946 | 7,413 |
| **Total Other Assets** | 5,946 | 7,413 |
| **Total Assets** | $ 894,105 | $ 915,619 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 13,799 | $ 54,006 |
| **Total Current Liabilities** | 13,799 | 54,006 |
| **MEMBERS' EQUITY** | 880,306 | 861,613 |
| **Total Liabilities and Members' Equity** | $ 894,105 | $ 915,619 |

See accompanying notes to the financial statements.

**FOCUS ADVISORY, LLC**

**STATEMENTS OF INCOME**

**FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| **INCOME** | | |
| Management and investment advisory income | $ 422,000 | $ 1,042,500 |
| **Total Income** | 422,000 | 1,042,500 |
| **EXPENSES** | | |
| Salaries - office | 237,273 | 555,817 |
| Payroll taxes | 22,814 | 59,813 |
| Employee benefits | 17,761 | 35,557 |
| Consulting fee | 90,000 | 102,000 |
| Professional fees | 21,947 | 29,500 |
| Administrative fees | 9,656 | 17,813 |
| Insurance | 2,870 | 2,897 |
| **Total Expenses** | 402,321 | 803,397 |
| **Net Income Before Interest Income** | 19,679 | 239,103 |
| **OTHER INCOME** | | |
| Interest income | 481 | 8,722 |
| **Total Other Income** | 481 | 8,722 |
| **Net Income** | 20,160 | 247,825 |
| **Net Unrealized Loss on Securities Held for Resale** | (1,467) | (7,434) |
| **Comprehensive Income** | $ 18,693 | $ 240,391 |

See accompanying notes to the financial statements.

**FOCUS ADVISORY, LLC**

**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| **Balance - January 1** | $ 861,613 | $ 621,222 |
| Net income for the year | 20,160 | 247,825 |
| Comprehensive income unrealized loss on securities | (1,467) | (7,434) |
| **Members' Equity - December 31** | $ 880,306 | $ 861,613 |

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 20,160 | $ 247,825 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Accounts receivable | (35,000) | 2,000 |
| Prepaid expenses | 771 | 17,481 |
| Accounts payable and accrued expenses | (40,207) | (1,918,779) |
| **Total Adjustments** | (74,436) | (1,899,298) |
| **Net Cash Provided by Operating Activities** | (54,276) | (1,651,473) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Loans to affiliates | 75,828 | (647,277) |
| **Net Cash Provided by Investing Activities** | 75,828 | (647,277) |
| **Net Increase (Decrease) in Cash** | 21,552 | (2,298,750) |
| **Cash - January 1** | 153,909 | 2,452,659 |
| **Cash - December 31** | $ 175,461 | $ 153,909 |

See accompanying notes to the financial statements.

# FOCUS ADVISORY, LLC

## NOTES TO THE FINANCIAL STATEMENTS

## DECEMBER 31, 2009 AND 2008

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### a) Organization

Focus Advisory, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York City. There were no liabilities subordinated to the claims of creditors during the years ended December 31, 2009 and 2008.

As of November 2009, the Company elected to withdraw its status as a broker dealer with FINRA and the SEC. As of the date of this report approval is still pending.

#### b) Cash

Cash consists of cash maintained at JP Morgan Chase Bank and includes both money market and demand deposit accounts. The Company considers all highly liquid investments purchased with maturities of three months or less and money market mutual funds to be cash equivalents. Generally the Company maintains its cash at one or more major financial institutions that may, at times, exceed federally insured limits. Uninsured funds as of December 31, 2009 and 2008 amounted to $0 and $0 respectively.

#### c) Accounts Receivable

The Company has not experienced any bad debts and does not foresee any, and, therefore, no allowance for bad debts is shown. All receivables are for consulting fees established by contract with the parent company, Focus Investment, Ltd.

#### d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

#### e) Income Taxes

Focus Advisory, LLC is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### f) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are carried at fair value of contracted amounts which approximate fair value.

## 2. RELATED PARTY TRANSACTIONS

Included in income is $420,000 and $1,002,000 at December 31, 2009 and 2008, respectively, representing management and investment advisory income received from Focus Investment, Ltd., a related company of Focus Advisory, LLC.

During the years ended December 31, 2009 and 2008, the Company paid fees totaling $90,000 and $102,000 respectively, to Focus Properties, LLC. These fees represent reimbursement for the Company's share of common overhead expenses.

Due from affiliates for the years ended December 31, 2009 and 2008 consist of the following:

| | 2009 | 2008 |
|---|---|---|
| Due from: | | |
| Focus Investment Group Ltd. | $ - | $ 36,000 |
| Focus Investment, Ltd. | 570,000 | 625,000 |
| Focus Asset Management | 38,246 | 35,553 |
| Vidrio Financial, LLC | 63,203 | 50,724 |
| | $ 671,449 | $ 747,277 |

## 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $161,127 and $100,230 which was $156,127 and $95,230, respectively, in excess of its required capital.

## 4. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of Rule 15c3-3 under k(2)(ii) of the Section.

## 5. RETIREMENT BENEFIT PLANS

All employees who have completed six months of service and attained the age of 21 are eligible to participate in the Company's Profit Sharing Retirement Plan. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salary, a percentage of which may be matched by the Company. During the years ended December 31, 2009 and 2008, the Company made no matching contributions, nor profit sharing contributions.

## 6. CONCENTRATIONS

A substantial part of the Company's revenues are received from Focus Investment, Ltd., a related company (see Note 2). Management indicates that Focus Investment, Ltd. will continue to provide such revenues to the Company in the foreseeable future or as deemed necessary for the Company's working capital requirements.

## 7. CONCENTRATIONS OF CREDIT RISK

The Company was engaged in brokerage activities in previous years in which counterparties included broker-dealers. As of January 1, 2005, the Company discontinued its brokerage activities.

## SUPPLEMENTAL INFORMATION



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5**

The Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 17, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 17, 2010



**New York:** 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

**Long Island:** 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

## FOCUS ADVISORY, LLC

## COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

## FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

| | 2009 | 2008 |
|---|---|---|
| **CREDITS** | | |
| Members' equity | $ 880,306 | $ 861,613 |
| **DEBITS** | | |
| Loan receivable | 671,449 | 747,277 |
| Other current assets | 41,838 | 7,994 |
| Other deductions | 5,000 | 5,000 |
| Haircuts on securities | 892 | 1,112 |
| **Total Debits** | 719,179 | 761,383 |
| **Net Capital** | $ 161,127 | $ 100,230 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | $ 13,799 | $ 54,006 |
| **Total Aggregate Indebtedness** | $ 13,799 | $ 54,006 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| **Minimum Net Capital Required** | $ 5,000 | $ 5,000 |
| **Excess Net Capital** | $ 156,127 | $ 95,230 |
| **Excess Net Capital at 1000%** | $ 159,747 | $ 84,829 |
| **Ratio: Aggregate Indebtedness to Net Capital** | .09 to 1 | 0.54 to 1 |

See accompanying notes to the financial statements.

## FOCUS ADVISORY, LLC

## STATEMENT PURSUANT TO RULE 17a-5(D)(4)

## DECEMBER 31, 2009 AND 2008

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Focus Advisory, LLC in Part IIA of Form X-17a-5 for the years ended December 31, 2009 and 2008.

## FOCUS ADVISORY, LLC

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2009 AND 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 17, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Advisory, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(2) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

**New York:** 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
**Long Island:** 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Advisory, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

New York, New York
February 17, 2010

Graf Repetti & Co., LLP



